Jennifer Gowetski
Securities and Exchange Commission
April 9, 2018

April 12, 2018

Via EDGAR
Jennifer Gowetski, Senior Counsel
Office of Real Estate and Commodities
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Korth Direct Mortgage LLC
Amendment No. 2 to Registration Statement on Form S-1
Filed March 12, 2018
File No. 333-23135

Dear Ms. Gowetski

We have submitted a small amendment to our registration statement.

The amendments pertain to some corrections to the underwriting and debt service coverage portion of the attached registration statement. These adjustments were made during final due diligence before closing the loan in escrow.

Specifically, the rent roll changed on final update and we needed to harmonize the square footage and rentable square feet and vacancy rates.

Sincerely,

/s/ Holly MacDonald-Korth

Chief Financial Officer
Korth Direct Mortgage LLC